Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

Everybody’s Business October 30, 2014 DEAR FRIENDS AND COLLEAGUES,
I am excited to share with you that effective March 31, 2015, Ben Breier, our dedicated Chief Operating Officer, will succeed me as Kindred’s Chief Executive Officer. Ben will continue to serve as President of Kindred, a role he has held for more than two years, and I will assume the role of Executive Vice Chairman of our Board of Directors. Many of you know Ben as our energetic, passionate and creative COO, and many of you remember him from his leadership of our Rehab and Hospital Divisions. Since joining Kindred in 2005, he has proven himself to be a thoughtful leader with an intimate understanding of our business and the needs of our patients and teammates. Over the years, I have been amazed by Ben’s capacity to learn and grow and the care he took to protect our patients and Mission, even as we worked through some very challenging years of regulatory change. I have been particularly impressed with his dynamic leadership, which was never more apparent than in the successful and seamless integration of RehabCare into our operations in 2011. Over the last several years, Ben has been my partner in every way, leading our Continue the Care Strategy in our Integrated Care Markets, as well as the significant repositioning of the Company, and more recently the announcement of our agreement to acquire Gentiva. While his management talents are well known, his passion for our people and patients gives me the confidence that he will continue to drive growth, innovation and success at all levels of our organization. continued KINDRED HEALTHCARE’S MISSION is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve. OUR KEY SUCCESS FACTORS
Take Care of Our People Take Care of Our Patients, Residents and Customers Grow Be Efficient Manage Our Capital Wisely Organizational Excellence Through Performance Improvement Kindred Healthcare

This transition is part of a succession plan that has been in place for several years. Succession planning is a critical part of growing any organization—just as we invest in professional development and leadership training for employees, the Board has been keenly focused on identifying management succession and ensuring an orderly transition of leadership responsibilities throughout the management team. Although it won’t be easy for me to step away from a job and so many people I love, I believe this is the right time to announce these changes, and I know that Kindred will be in very capable hands.
Given my close working relationship with Ben, we expect over the next several months the transition to be seamless. I am happy to say that I will remain very actively engaged, working closely with Ben and the rest of the leadership team in my role as Executive Vice Chairman. In this position, I will assist Ben in the transition and will be involved in supporting critical areas including advancing our public policy agenda, network development and strategic planning.
Thank You!
It has been a true honor and privilege to serve as a leader of this great company for the past twelve years. I am proud of all of our accomplishments, including the growth and diversification of our service lines and our consistent improvement in quality and clinical outcomes. I believe in our ability to Continue the Care for thousands of patients each day, and I have confidence that our strategy will enable Kindred to build on our reputation for quality, innovation, and patient-centered care. I look forward to Kindred’s ongoing success under Ben’s leadership and the rest of our talented executive team and through the work of all our dedicated caregivers.
I thank each and every one of you for your support, friendship and commitment to our patients over the years.
Very truly yours,
Paul
A Bright Future – a Message From Ben
In the nine years since I joined Kindred, I have had the mentor and a dear friend, and I expect to continue pleasure of watching this company evolve into a leading learning from him for many years to come. national provider of integrated post-acute care. I am honored to succeed Paul, who has done so much for this As we move forward, our shared values—compassion, company, and I am excited to lead us into the next phase dignity, and a tireless commitment to safe, high-quality of our growth. Paul has been a great leader, a valued care—will continue to define the strength of this
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great organization. We will remain focused on our Continue the Care strategy, investing in the products and services our patients need to recover, regain independence and return home. We will further position Kindred to help address the challenges of an aging population by managing health and making wellness possible. Above all, we will maintain the standards of clinical excellence and patient safety that set us apart from our peers.
To all of our teammates across the country, I want to say thank you. Your efforts are the source of our excellent reputation and our operational strength—and they will be the keystone of our ongoing success. I look forward to the bright future that is in store for all of us.
Ben
Please feel free to print this out and post it on your facility bulletin board. Also feel free to share this information with our physicians and colleagues in your next regularly scheduled staff meeting.

Forward-Looking Statements
This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination transaction between Kindred Healthcare, Inc. (“Kindred”) and Gentiva Health Services, Inc. (“Gentiva”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Kindred based upon currently available information.
Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s filings with the Securities and Exchange Commission (the “SEC”).
Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on Kindred’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Kindred’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.
In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price are set forth in Kindred’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.
Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.
Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Kindred and Gentiva. In connection with the proposed merger, Kindred intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about Kindred and Gentiva, without charge, at the SEC’s website, www.sec.gov. Those documents, when filed, as well as Kindred’s other public filings with the SEC, may be obtained without charge at Kindred’s website at www.kindredhealthcare.com.
Participants in Solicitation
Kindred and its directors and executive officers, and Gentiva and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of Kindred is set forth in the proxy statement for Kindred’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.